Exhibit 99.1
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong
October 17, 2008
To the Shareholders of China Technology Development Group Corporation:
     You are cordially invited to attend the 2008 Annual Meeting of Shareholders (the “Annual Meeting” or “2008 AGM”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) to be held at the Company’s offices located at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong on December 12, 2008 at 10:00 a.m., Hong Kong time. The matters to be acted upon at the Annual Meeting are set forth and described in the Notice of 2008 Annual Meeting and Proxy Statement which are attached hereto. We request you to read all of them carefully.
     We hope that you will attend the Annual Meeting in person. However, if you are not able to attend the annual Meeting, to ensure your representation at the Annual Meeting, you are urged to vote as promptly as possible, to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope. You may, of course, attend the Annual Meeting and vote in person even if you have signed and returned your Proxy Card to us.
Sincerely,
Maggie, Qiu Ping
Company Secretary
IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong
NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 12, 2008
To the Shareholders of China Technology Development Group Corporation:
     NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Shareholders (the “Annual Meeting”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) will be held at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, on December 12, 2008 at 10:00 a.m., Hong Kong time, to consider and act upon the matters set out below. Resolutions of the Shareholders may be approved by either an ordinary resolution (“Ordinary Resolution”) or a special resolution (“Special Resolution”). In the case of an Ordinary Resolution, a simple majority, and in the case of a Special Resolution not less than 75% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and were voted and not abstained, are required for the approval of the resolutions. The following resolutions shall be approved by Ordinary Resolutions of the Shareholders:
1.	Election of Directors. To re-elect four (4) directors in accordance with Regulation 83A and 83B of our Articles of Association (Proposal 1);

2.	Approval of the Company’s 2008 Stock Option Plan. To consider and approve the 2008 Stock Option Plan of the Company (Proposal 2); and

3.	Other Business. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.
     Information regarding the matters to be considered, and if thought appropriate, acted upon at the Annual Meeting is contained in the accompanying Proxy Statement.
     The close of business on October 17, 2008, New York time, has been fixed as the record date for the determination of Shareholders entitled to receive the notice of and vote at the Annual Meeting or any adjournments thereof (the “Record Date”).
     All Shareholders are cordially invited to attend the Annual Meeting in person. If you would like to attend the Annual Meeting, you are required to bring a form of personal identification. If your shares are held by a broker, bank or other nominee, you also must bring to the Annual Meeting a letter from the nominee confirming your beneficial ownership of such shares.
     Whether or not you expect to attend, you are respectfully requested by the Board of

Directors to sign, date and return the enclosed proxy promptly. Shareholders who execute proxy cards retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage, if mailed in the United States, is enclosed for your convenience.

By Order of the Board of Directors
Maggie, Qiu Ping Company Secretary
Hong Kong
October 17, 2008

It is important that your shares be represented at the Annual Meeting. Each Shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope is enclosed for that purpose and needs no postage if mailed in the United States.
The Company is a foreign private issuer and is not subject to the proxy rules under Section 16 of the U.S. Securities Exchange Act of 1934, as amended. Accordingly, this Proxy Statement and its content have not been reviewed or approved by the U.S. Securities and Exchange Commission, any state securities regulatory authority or NASDAQ.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong
PROXY STATEMENT
2008 ANNUAL MEETING OF SHAREHOLDERS
     This proxy statement (the “Proxy Statement”) is furnished to holders (the “Shareholders”) of the common stock, par value of US$0.01 each (“Common Shares”), and to holders of the preferred stock, par value of US$0.01 each (“Preferred Shares”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) in connection with the solicitation by and on behalf of its Board of Directors of proxy cards (“Proxy” or “Proxies”) for use at the 2008 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on December 12, 2008 at 10:00 a.m. Hong Kong time, at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of 2008 Annual Meeting of Shareholders (the “Notice”). The cost of preparing, assembling and mailing the Notice, this Proxy Statement and Proxies is borne by the Company. The Company will also reimburse brokers who are holders of record of Common Shares for their postage expenses in forwarding Proxies and proxy soliciting materials to the beneficial owners of such Common Shares. In addition to the use of mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by internet, telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Proxy Statement and other proxy materials is October 31, 2008 (the “Mailing Date”).
     Unless otherwise specified, all proxies, in proper form, received before the time of the Annual Meeting will be voted for the re-election of all persons named herein as directors and in favor of each of the proposals set forth in the accompanying Notice as described below.
     A Proxy may be revoked by a Shareholder at any time before its exercise by filing with

Ms. Maggie, Qiu Ping, the Company Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Annual Meeting and electing to vote in person. Attendance at the Annual Meeting will not, in and of itself, constitute the revocation of a Proxy.
     The close of business on October 17, 2008, New York time, has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof.

VOTING SECURITIES
     Only holders of Common Shares and Preferred Shares of record at the close of business on October 17, 2008 are entitled to vote at the Annual Meeting. On the Record Date, the Company had 15,543,669 outstanding Shares of Common Stock, par value of US$0.01 each, and 1,000,000 outstanding shares of Series A Preferred Stock. For the purposes of voting at the Annual Meeting, each share of Common Stock entitles its holder to one vote upon all matters to be acted upon at the Annual Meeting, and all 1,000,000 shares of Series A Preferred Stock entitle its holder to voting power equal to 25% of the combined Preferred Stock and Common Stock.
     Pursuant to the Company’s Memorandum and Articles of Association, an Annual Meeting is duly constituted if, at the commencement of the Meeting, there are present in person or by proxy not less than 33.33% of the votes of the shares entitled to vote on resolutions of Shareholders to be considered at the Annual Meeting. Resolutions of the Shareholders may be approved by either an ordinary resolution (“Ordinary Resolution”) or a special resolution (“Special Resolution”). In the case of an Ordinary Resolution, a simple majority and in the case of a Special Resolution not less than 75% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and were voted and not abstained, are required for the approval of the resolutions.
     We set out below the approval requirements for each of the proposed resolutions:
1.	The election of directors requires the approval of the Shareholders by an Ordinary Resolution;

2.	The approval and adoption of the Company’s 2008 Stock Option Plan requires the approval of the Shareholders by an Ordinary Resolution.
     Abstentions and broker non-votes in respect of any matter are not considered as votes cast and therefore do not have any effect for the purpose of determining whether a proposal has been approved.

PRINCIPAL SHAREHOLDERS
     The following table sets forth, as of October 17, 2008, certain information concerning the beneficial ownership of the shares by (i) each Shareholder known by the Company to own beneficially five percent (5%) or more of the outstanding Common Shares; and (ii) each director and executive officer of the Company, and their percentage ownership and voting power.

	Common Shares
	beneficially owned	Percent of class
Name and Address of Beneficial Owner(1)	(2)	(2)

Shareholders known by the Company to own beneficially five percent or more of the outstanding Common Shares:

China Biotech Holdings Limited (“China Biotech”) of 5/F, B&H Plaza, 27 Industry Ave, Shekou, Shenzhen 518067, PR China	4,837,168	31.12%

Beijing Holdings Limited (“Beijing Holdings”) of Room 4301, Central Plaza 18 Harbour Road, Wanchai Hong Kong.	1,009,323	6.49%

Directors and officers of the Company (2):

Alan Li (3)	225,000	1.4%

Zhenwei Lu (3)	126,667	*

Xu Qian (3)	140,000	*

Kang Li (3)	26,667	*

Ju Zhang (3)	20,000	*

Loong Cheong Chang	10,000	*

Xiaoping Wang	3,333	*

Xinping Shi	30,000	*

Yezhong Ni	23,333	*

Weidong Wang	23,333	*

Yu Keung Poon	6,667	*

	Common Shares
	beneficially owned	Percent of class
Name and Address of Beneficial Owner(1)	(2)	(2)

Charlene Hua	20,000	*

All directors and officers as a group (3)	655,000	4%

*	Less than one percent.

(1)	Unless otherwise indicated, the correspondence address of each individual is c/o China Technology Development Group Corporation Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong.

(2)	In computing the number of Common Shares beneficially owned by a person and the percentage ownership of a person, Common Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of which they are the holders.

(3)	Mr. Alan Li, Chairman of the Board of Directors, Executive Director and Chief Executive Officer, Mr. Zhenwei Lu, Executive Director and Chief Operating Officer, Mr. Kang Li, Executive Director and Chief Investment Officer, and Mr. Ju Zhang, Executive Director, are directors of China Biotech. Mr. Alan Li, Mr. Zhenwei Lu, Mr. Kang Li and Mr. Ju Zhang hereby disclaim any interest in shares beneficially owned by China Biotech. Mr. Xu Qian, Executive Director and Co-Chief Executive Officer of the Company, is the chief financial officer and assistant general manager of Beijing Holdings. Mr. Xu Qian hereby disclaims any interest in shares beneficially owned by Beijing Holdings.
China Biotech owns 1,000,000 shares of Series A Preferred Stock of the Company, representing 25% voting power of the combined voting power of the Common Stock and Preferred Stock. The rights, preferences and privileges with respect to the Series A Preferred Stock are as follows:
     ● Voting right
The 1,000,000 shares of Preferred Stock shall have an aggregate voting power of 25% of the combined voting power of the issuer’s entire shares, Common Stock and Preferred Stock.
     ● Dividends
The holder shall be entitled to receive dividends only as, when and if such dividends are declared by the Board with respect to shares of Preferred Stock.
     ● Liquidation preference
In the event of any distribution of assets upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payments of the debts and other liabilities of the Company, the holder shall be entitled to receive out of assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the consideration paid by him for each such share plus any accrued and unpaid dividends with respect to such shares of Preferred

Stock through the date of such liquidation, dissolution or winding up.
     ● Redemption
The issuer shall have no right to redeem the Preferred Stock.
     ● Non-convertible

PROPOSAL 1
Election of Directors
     The Board of Directors, in accordance with recommendation of the Nominating Committee, nominates the following individuals for election and proposes that such nominees shall be elected to the Board of Directors at this Annual Meeting:
•	Alan Li

•	Ju Zhang

•	Xinping Shi

•	Yezhong Ni
     (each, a “Nominee” and collectively, the “Nominees”)
     Our Board of Directors is currently comprised of eleven (11) members. The Board of Directors has the power under the Company’s Articles of Association to remove or appoint any person to be a director to fill a vacancy on the Board of Directors provided that such appointment shall terminate at the next annual general meeting of Shareholders. According to Regulation 83A and 83B of the Memorandum and Articles of Association, one-third of the Directors shall retire from office by rotation at each annual meeting of shareholders and the retiring Directors shall be eligible for re-election and shall continue to act as directors throughout the meeting at which they retire.
     Mr. Alan Li, Mr. Ju Zhang, Mr. Xinping Shi and Mr. Yezhong Ni have been elected as our Directors since 2005 and re-elected as Directors at the 2006 annual general meeting of shareholders. They will retire from office by rotation and offer themselves for re-election at the 2008 Annual Meeting. Mr. Alan Li, Mr. Ju Zhang, Mr. Xinping Shi and Mr. Yezhong Ni have been nominated by the Board of Directors for re-election at this Annual Meeting under the recommendations of the Company’s Nominating Committee.
     The Nominating Committee is responsible for the nomination of candidates to serve on the Board of Directors. The Nominating Committee currently comprises three independent directors, all of whom satisfy the independence requirements under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Rule 4350 of the NASDAQ Stock Market Marketplace Rules (“Marketplace Rule”).
     The Nominating Committee was established pursuant to a Board resolution adopted on July 28, 2005 granting it the authority to (i) identify qualified individuals to become Board members, consultants and officers of the Company, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board’s performance. Members of the Nominating

Committee have considered the Nominees for the Board of Directors and have resolved by a written resolution to recommend the Nominees identified above for election to the Board of Directors at this Annual Meeting.
     Unless otherwise directed, the person named in the Proxy intends to cast all Proxies received for the election of each Nominee to serve as directors upon his nomination at the Annual Meeting. Each Nominee has advised the Company of his willingness to serve on the Board of Directors as a director of the Company if he is elected at the Annual Meeting. Should any Nominee become unavailable for election to the Board of Directors for any reason, the person named in the Proxies shall have discretionary authority to vote the Proxies for one or more alternative Nominees who will be designated by the Board of Directors.
     Mr. Xinping Shi and Mr. Yezhong Ni are independent directors, each of whom satisfies the independence requirements of Marketplace Rule 4350 and Rule 10A-3 under the Exchange Act. If they are reelected, Mr. Xinping Shi will become a member of the Compensation Committee and Nominating Committee and Mr. Yezhong Ni will become a member of the Audit Committee of the Company.
Information about Directors and Nominees
     Set forth below is certain information with respect to the Nominees:

Name	Age	Current Positions	Positions Nominated

Alan Li	40	Chairman of the Board, Executive Director and Chief Executive Officer	Chairman of the Board, Executive Director and Chief Executive Officer

Ju Zhang	45	Executive Director	Executive Director

Xinping Shi	49	Independent Director, member of Compensation Committee and Nominating Committee	Independent Director, member of Compensation Committee and Nominating Committee

Yezhong Ni	38	Independent Director, member of Audit Committee	Independent Director, member of Audit Committee
Information about all the Directors is set forth as below:
     Mr. Alan Li, 40, was appointed Executive Director of the Company on May 24, 2005. He has been appointed as Chief Executive Officer and the Chairman of the Board of the Directors of the Company since January 5 and May 17, 2007, respectively. Mr. Li obtained a

Masters degree in Business Administration from Murdoch University, Australia. Prior to joining the Company, he served as the Executive Director of Shun Tai Investment Limited, a company engaged in investment, merger and acquisition of hospitals and pharmaceuticals factories in China. From 2000-2002, Mr. Li functioned as the Executive Director and Vice President of Linchest Technology Ltd. Mr. Li has demonstrated considerable experience in investment and management of conglomerate companies. His current responsibilities include strategic planning, merger and acquisition and capital market development of the Company.
     Mr. Zhenwei Lu, 37, was appointed Executive Director of the Company on January 5, 2007 and was further appointed as the Chief Operating Officer of the Company on March 26, 2007. Mr. Lu obtained a Bachelors degree from Shanghai Marine College and a Masters degree from Zhongnan University of Economics and Law. He is also the General Manager of China Merchants Technology Co., Ltd. (“CMTH”), a wholly-owned subsidiary of the China Merchants Group. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, technology, ports, highways, and industrial zones. Mr. Lu’s current responsibilities include assets management and general management of the Company.
     Mr. Kang Li, 41, was appointed as Chief Investment Officer of the Company on March 26, 2007 and was further appointed as Executive Director of the Company on May 23, 2007. Mr. Li obtained a Bachelors degree in Law from Fudan University in 1987 and subsequently in 1995 earned a Masters degree in Law from Xiamen University. He acquired the qualification of lawyers in 1993. Mr. Li served as Senior Manager in Investment Banking Department of China Eagle Securities Co., Ltd. in 1996 and from 1997 to 2001 he held the position of Senior Manager in Investment Banking Department of China Merchants Securities Co., Ltd. Prior to joining the Company, Mr. Li was Vice President of China Science & Merchants Venture Capital Management Co., Ltd.
     Mr. Xu Qian, 45, was appointed as Executive Director on March 29, 2005 and was appointed as Co-Chief Executive Officer of the Company on January 8, 2007. Mr. Qian graduated from the Economics and Management Faculty of Beijing Industrial University with a Bachelors degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the Beijing People’s Municipal Government. From 1993 to 1996, he worked as an independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings. In March 2005, he was appointed as the Chief Financial Officer of Beijing Holdings and was further promoted as the Assistant General Manager of Beijing Holdings in March 2006. Mr. Qian has extensive experience in mergers and acquisitions, corporate restructuring and financial management.
     Mr. Ju Zhang, 45, was appointed as Executive Director of the Company on May 24, 2005. Mr. Zhang obtained a Masters degree in Philosophy from the Chinese Academy of

Social Sciences and a Bachelors degree in Energy Engineering from Tsinghua University. He served as Deputy Chairman of China Merchants Technology Holdings Co., Ltd. Inclusive to his aforementioned duties Mr. Zhang was also appointed as the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical College, the assistant Director of Department of Research in National Committee of Science and Technology and Department of Research in Chinese Ministry of Science and Technology.
     Mr. Loong Cheong Chang, 62, was appointed our Independent Director on January 5, 2007, the Chairman of the Audit Committee and a member of the Nominating Committee on March 2, 2007. Mr. Chang holds the Certificate of Business Management from Hong Kong Management Association. He served as a member of senior management of Orient Overseas Container Line, Ltd. (OOCL) and Island Navigation Corporation International Ltd. (INCIL); Director and General Manager of Noble Ascent Company Ltd. Hong Kong; Chairman of Audit Committee and Independent Non-Executive Director of Guangshen Railway Company Limited (HKSE:0525 and NYSE:GSH). Mr. Chang is now holding the position of Director of World Target Properties (Shanghai) Ltd. and Director of Orient International (Shanghai) Ltd.
     Mr. Xiaoping Wang, 48, was appointed our Independent Director on January 5, 2007. Mr. Wang is now the Dean, Professor and Doctoral Tutor of School of Economics, Jiangxi University of Finance and Economics. Inclusive to his aforementioned duties and positions, he serves as Independent Director of Jiangxi Ganneng Co. Ltd., Director of Association of Foreign Economics Studies in China, Vice Chairman of Youth Association of Social Science of Jiangxi Province, Managing Director of Association of Economics Studies, Jiangxi Province, and Fellow Researcher of Advisory and Consulting Committee of Jiangxi Provincial Government.
     Dr. Xinping Shi, 49, was appointed our Independent Director on July 28, 2005 and the Chairman of the Company’s Compensation Committee and Nominating Committee on March 2, 2007. Dr. Shi obtained a Doctorate degree and a Masters degree in Business Administration from Middlesex University and Lancaster University, UK, respectively. Dr. Shi is holding positions as Director of Logistics Management Research Centre, Coordinator of Logistics and Supply Chain Management of the School of Business, and Associate Professor of the Department of Finance and Decision Sciences of the Hong Kong Baptist University. Dr. Shi also serves as an Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange and a Director of Weboptimal International Limited, a management consulting firm. He is also Guest Professor of the College of Logistics of Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics.
     Mr. Weidong Wang, 41, was appointed our Independent Director on July 28, 2005 and a member of the Company’s Compensation Committee and Nominating Committee on March 2, 2007. He qualified as International Business engineer in China in 1994, a Masters degree in Public Finance from the Tianjin University of Finance & Economics in 1999 and obtained the

Master of Business and Administration from Murdoch University, Australia in 2000. Mr. Wang served as the Business Representative of Henan Province in China from 1990 to 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Mr. Wang was appointed the Deputy General Manager of Ceroilfood Enterprises Limited, one of the foreign offices of China Business Bureau in March 2000 and his responsibilities are in charge of overseas business development and management. Mr. Wang has demonstrated ample experience in import and export business of oil, cereal products and foodstuffs.
     Mr. Yu Keung Poon, 43, was appointed our Independent Director, a member of the Compensation Committee and the financial expert of the Audit Committee of the Company on March 2, 2007. Mr. Poon graduated from The Hong Kong Polytechnic University with a professional diploma in accountancy, and subsequently received his Executive MBA degree from The Chinese University of Hong Kong in 2004. He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants in England. He is currently the Financial Controller and the Company Secretary of Jiuzhou Development Company Limited (HKSE: 0908). Prior to joining Jiuzhou Development Company Limited, he had worked in Ernst & Young Hong Kong in the auditing field and had assumed the accounting and financial management positions in a number of China affiliated and multinational companies.
     Mr. Yezhong Ni, 38, was appointed our Independent Director on April 28, 2005 and re-appointed as a member of the Audit Committee of the Company on March 2, 2007. Mr. Ni graduated from the Law School of the Peking University in 1990 and is currently holding a position as a partner of the Kingson Law Firm, one of the leading law firms in China. He has demonstrated experience in legal services for bankruptcy, derivatives and financial instruments.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE INDIVIDUAL RESOLUTION WITH RESPECT TO THE ELECTION BY ORDINARY RESOLUTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD OF DIRECTORS
Directors
     The Board of Directors currently consists of 11 directors, among which we have 5 executive directors and 6 independent directors. See “Information about Directors and Nominees”.
Meeting of the Board
     The Board of Directors met in person or passed resolutions by written consent seventeen (17) times during the fiscal year ended December 31, 2007. According to our Corporate Governance Guidelines adopted by the Board on August 1, 2008, our Directors are expected to attend at least 75% of Board meetings and meetings of Committees on which they serve and all Directors are encouraged to attend the annual meeting of Shareholders.
Communications with the Board of Directors
     The Board of Directors maintains a process whereby Shareholders may communicate with the Board. Shareholders wishing to communicate with the Board or any individual director should mail a communication addressed to the Board or the individual director to the Board of Directors, c/o China Technology Development Group Corporation, Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong, China. Any such communication must state the number of Shares beneficially owned by the Shareholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.
Board Committees
     The Board of Directors has established a Compensation Committee, a Nominating Committee and an Audit Committee. The charter of every board committee is available under http://www.chinactdc.com/english/Investor/boardcommittees.shtml on our website.
     Compensation Committee
     The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer and employees. The Compensation Committee also administers our stock option plans. The Compensation Committee consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. The Compensation Committee was established on May 24, 2005. The Compensation Committee currently consists of Dr. Xinping Shi, Mr. Weidong Wang and Mr. Yu Keung Poon.
     Nominating Committee
     The purpose of the Nominating Committee is to assist the Board of Directors in identifying qualified individuals to become Board members, in determining the composition of the Board of Directors and in overseeing the evaluation of the Board’s performance. The Nominating Committee was established on July 28, 2005 and consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. The Nominating Committee currently consists of Dr. Xinping Shi, Mr. Weidong Wang and Mr. Loong Cheong Chang.
     The Nominating Committee will consider director candidates recommended by Shareholders. Potential nominees to the Board of Directors are required to have such experience in business or financial matters as would enable such nominee to contribute to the decision-making process of the Board of Directors and the prudent management of the Company’s affairs and are required to be “independent”, as such term is defined in NASDAQ and SEC rules and regulations. Shareholders wishing to submit the name of a person as a potential nominee to the Board of Directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating Committee at the following address: Nominating Committee of the Board of Directors, c/o China Technology Development Group Corporation, Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating Committee, and/or any other method the Nominating Committee deems appropriate. The Nominating Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a Shareholder will not be evaluated any differently than any other potential nominee.
     Audit Committee
     The Audit Committee consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. In addition, the Board of Directors has determined that Mr. Yu Keung Poon is an “audit committee financial expert” and “independent” as defined under Rule 10A-3 of the Exchange Act. The Audit Committee assists the Board by overseeing the performance of the independent registered public accounting firm that performs audit services for the Company and the quality and integrity of the Company’s internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining and, as necessary, terminating the independent registered public accounting firm, annually reviews the qualifications, performance and independence of the independent registered public accounting firm and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the independent registered public accounting firm and related fees. The Audit Committee operates under a written charter. During the year ended December 31, 2007, the Audit Committee met three (3) times.
Committee Reports
     Audit Committee Report(1)
     The Audit Committee operates pursuant to its adopted charter. Members of the Audit Committee are independent, within the meaning of the NASDAQ rules and the SEC regulations.
     The Audit Committee oversees the Company’s financial controls and reporting processes on behalf of the Board of Directors. Management is responsible for the financial reporting process including the systems of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States. The independent registered public accounting firm is responsible for planning and performing an audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States and for auditing management’s assessment of internal controls over financial reporting. The independent registered public accounting firm is also responsible for expressing an opinion on those financial statements and on management’s assessment and the effectiveness of internal control over financial reporting based on their audit.
     In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2007 with management and the independent registered public accounting firm, including a discussion of the adoption of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements and those matters required to be discussed under SAS 61, as amended by SAS 90. In addition, the Audit Committee has received the written disclosures and letter from the independent registered public accounting firm as required by Independence Standards Board No. 1, and has discussed with the independent registered public accounting firm their independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board No.1.
     In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.
Mr. Loong Cheong Chang, Chair
Mr. Yu Keung Poon
Mr. Yezhong Ni

(1)	The material in the above Audit Committee report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

     Compensation Committee Report on Executive Compensation(1)
     The goal of the Company’s executive compensation policy is to ensure that an appropriate relationship exists between executive compensation and the creation of Shareholder value, while at the same time attracting, motivating and retaining experienced executive officers. The Compensation Committee considers a number of factors in making recommendations to the Board of Directors, which may include:
•	providing levels of compensation competitive with companies in comparable industries which are at a similar stage of development and in the Company’s geographic area;

•	identifying appropriate performance targets for the Company;

•	integrating the compensation of the executive officers of the Company with the achievement of performance targets;

•	rewarding above average corporate performance; and

•	recognizing and providing incentive for individual initiative and achievement.
     The Compensation Committee endorses the position that equity ownership by the executive officers of the Company is beneficial in aligning their interests with those of our Shareholders, especially in the enhancement of Shareholder value by providing the executive officers with longer-term incentives.
Dr. Xinping Shi, Chair
Mr. Weidong Wang
Mr. Yu Keung Poon

(1)	The material in the above Compensation Committee report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.
Code of Ethics and Conduct
     We have adopted a Code of Ethics and Code of Conduct that apply to our directors, officers and employees. An electronic copy of the Code of Ethics and the Code of Conduct is available under http://www.chinactdc.com/english/Investor/codeguidelines.shtml on our website. A written copy will be provided upon request at no charge by writing to our Company Secretary, Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong

Kong, China.
Section 16(a) Beneficial Ownership Report Compliance Exemption
     As a foreign private issuer, our directors, executive officers and persons who beneficially own more than 10% of our Shares are exempt from the requirements of Section 16(a) of the Exchange Act, which require directors, executive officers and persons who beneficially own more than 10% of a registered class of equity securities of a company to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of that company’s shares and/or other equity securities.
DIRECTOR AND EXECUTIVE COMPENSATION
Director Compensation
     Except Mr. Alan Li, the Chairman of the Board of Directors, who had been paid HKD140,000 in 2007 as allowance for his capacity as the Chairman, we did not pay any cash compensation to other directors for their capacity as director for the year ended December 31, 2007.
Executive Compensation
     The compensation for each member of senior management is principally comprised of base salary, allowance, discretionary bonus and other fringe benefit. The aggregate base salary, allowance and bonus compensation which we paid to all members of senior management as a group in cash was approximately HKD2,020,000 in 2007. We have no service contracts with any of our directors or executive officers that provide additional benefits to them upon termination.

Stock Option Grants
     The Company has granted stock options to certain directors and officers. The names and titles of our directors and executive officers to whom we have granted options outstanding as of December 31, 2007 and the number of Shares subject to such options are set forth in the following table:

		Number	Exercise
		Of	Per
Name	Title/Office	options	option	Expiration Date
			(US$)

Alan Li	Chairman, Executive Director	75,000	1.85	September 20, 2015 (1)
	and Chief Executive Officer
		100,000	3.18	September 18, 2016 (2)

		150,000	3.13	May 23, 2012 (3)

Zhenwei Lu	Executive Director	40,000	1.85	September 20, 2015 (1)
	and Chief Operating Officer
		60,000	3.18	September 18, 2016 (2)

		80,000	3.13	May 23, 2012(3)

Kang Li	Executive Director	80,000	3.13	May 23, 2012 (3)
	and Chief Investment Officer

Xu Qian	Executive Director	140,000	3.18	September 18, 2016 (2)
	and Co-Chief Executive Officer

Ju Zhang	Executive Director	10,000	1.85	September 20, 2015 (1)

		10,000	3.18	September 18, 2016 (2)

Xinping Shi	Independent Director	10,000	1.85	September 20, 2015 (1)

		10,000	3.18	September18, 2016 (2)

		30,000	3.13	May 23, 2012 (3)

Yezhong Ni	Independent Director	10,000	1.85	September 20, 2015 (1)

		10,000	3.18	September 18, 2016 (2)

		10,000	3.13	May 23, 2012 (3)

Weidong Wang	Independent Director	10,000	1.85	September 20, 2015 (1)

		Number	Exercise
		Of	Per
Name	Title/Office	options	option	Expiration Date
			(US$)

		10,000	3.18	September 18, 2016 (2)

		10,000	3.13	May 23, 2012(3)

Loong Cheong Chang	Independent Director	30,000	3.13	May 23, 2012 (3)

Yu Keung Poon	Independent Director	20,000	3.13	May 23, 2012 (3)

Xiaoping Wang	Independent Director	10,000	3.13	May 23, 2012 (3)

Charlene Hua	Chief Financial Officer	60,000	3.74	August 20, 2012 (4)

Notes:

(1)	These options were granted under the Company’s 1996 Stock Option Plan and 2000 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 20, 2005 and were fully vested.

(2)	These options were granted under the Company’s 2005 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 18, 2006 and were fully vested .

(3)	These options were granted under the Company’s 2006 Stock Option Plan. These options were granted pursuant to a resolution of the Compensation Committee passed on May 23, 2007. One-third of the options granted were vested on May 23, 2008 and the remaining two-thirds will be vested on May 23, 2009.

(4)	These options were granted under the Company’s 2006 Stock Option Plan. These options were granted pursuant to a resolution of the Compensation Committee passed on August 20, 2007. One-third of the options granted were vested on August 20, 2008 and the remaining two-thirds will be vested on August 20, 2009.

PROPOSAL 2
Approval of the Company’s 2008 Stock Option Plan
     On October 17, 2008, members of the Compensation Committee unanimously resolved by a written resolution to recommend to the Board of Directors of the Company to approve the Company’s 2008 Stock Option Plan (the “2008 Stock Option Plan”). The Board of Directors adopted, subject to shareholder approval, the 2008 Stock Option Plan on October 17, 2008, which covered 1,500,000 Shares and directed that the 2008 Stock Option Plan be submitted to the Company’s Shareholders for approval at the Annual Meeting.
     The Compensation Committee comprises three independent directors, Dr. Xinping Shi, Mr. Weidong Wang and Mr. Yu Keung Poon. The committee was established pursuant to a board resolution adopted on May 24, 2005 for the purposes of establishing remuneration standards for our officers, performing such other functions as provided under employee benefit programs and administering the stock option plans.
     2008 Stock Option Plan
     Types of Grants and Eligibility
     The 2008 Stock Option Plan is designed to provide incentives to employees (including key employees such as officers and directors) of the Company and to consultants who are not employees of the Company and to offer an additional inducement in obtaining the services of such individuals.
     Shares Subject to the 2008 Stock Option Plan
     The aggregate number of Shares for which options may be granted under the 2008 Stock Option Plan may not exceed 1,500,000 shares, such Shares may consist either in whole or in part of authorized but unissued Shares or Shares held in the treasury of the Company. Shares subject to an option which expires, or for any reason is cancelled or is terminated, unexercised, or which ceases for any reason to be exercisable may again become available for the granting of options under the 2008 Stock Option Plan.
     Administration of the 2008 Stock Option Plan
     The 2008 Stock Option Plan is administered by the Company’s Compensation Committee (the “Committee”).
     Subject to the express provisions of the 2008 Stock Option Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the employees, directors and consultants who are to receive options; the times when they may receive options; the number of Shares to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of Shares to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether Shares may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the Shares acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2008 Stock Option Plan; to prescribe, amend and rescind rules and regulations relating to the 2008 Stock Option Plan; and to make all other determinations necessary or advisable for administering the 2008 Stock Option Plan. The Board of Directors also has the authority described above with respect to the granting of director options.
     Exercise Price
     The exercise price of the Shares under each option is to be determined by the Committee at the time of the grant. The exercise price of the Shares is to be equal to the fair market value of the Shares subject to such option on the date of grant.
     Term
     The term of each option granted pursuant to the 2008 Stock Option Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, an option shall expire five (5) years from the date of grant. An option shall vest in the following manner:
(a)	33⅓% on the first (1st) anniversary of the date of grant and

(b)	33⅓% on the second (2nd) anniversary of the date of grant; and

(c)	the remaining 33⅓% on the third (3rd) anniversary of the date of grant.
     Exercise
     An option (or any part or installment thereof), to the extent then exercisable, is to be exercised by giving written notice to the Company at its principal office. Payment in full of the aggregate exercise price may be made (a) in cash, check, or wire transfer or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired Shares having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, check, wire transfer or Shares.
     The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price.
     Termination of Relationship
     Any holder of an option whose employment or relationship with the Company (or its parent and subsidiaries, as the case may be) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment or relationship is terminated either (a) for cause, or (b) without the consent of the Company, said option terminates immediately. Options granted to employees or consultants under the 2008 Stock Option Plan are not affected by any change in the status of the holder so long as he or she continues to render service to the Company, its parent or any of its subsidiaries (regardless of having been transferred from one corporation to another or a change in the capacity in which services are rendered).
     Death or Disability
     If an optionee dies (a) while he is an employee or consultant to the Company, its parent or any of its subsidiaries, as the case may be (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to be extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.
     Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.
     Adjustments Upon Changes in Shares

     Notwithstanding any other provisions of the 2008 Stock Option Plan, in the event of any change in the outstanding Shares by reason of a share dividend, recapitalization, merger or consolidation in which the Company is the surviving corporation, split-up, combination or exchange of Shares or the like, the aggregate number and kind of Shares subject to the 2008 Stock Option Plan, the aggregate number and kind of Shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.
     Amendments and Termination of the 2008 Stock Option Plan
     No option may be granted under the 2008 Stock Option Plan after December 2018. The Board of Directors, without further approval of the Company’s Shareholders, may at any time suspend or terminate the 2008 Stock Option Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent Shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of Shares for which options may be granted under the 2008 Stock Option Plan, (b) materially increase the benefits to participants under the 2008 Stock Option Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2008 Stock Option Plan.
     Non-Transferability of Options
     No option granted under the 2008 Stock Option Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION WITH RESPECT TO THE PROPOSAL TO APPROVE THE 2008 STOCK OPTION PLAN OF THE COMPANY.

MISCELLANEOUS
Forward-looking Statements
     It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
GENERAL
     Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.
     The Company will bear the cost of preparing, printing, assembling and mailing the proxy, the Proxy Statement, the annual report and other material which may be sent to Shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to solicitation by mail, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged American Stock Transfer & Trust Company to assist in the distribution of proxy solicitation materials and the solicitation of votes of the registered shareholders. We have also retained Broadridge Investor Communication Solutions, Inc. to aid in the solicitation of proxies of beneficial owners by

Internet Notice & Access of Proxy Materials at an estimated cost of US$7,600. Other than service fees for using Internet Notice & Access of Proxy Materials and reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may also reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.
     It is important that your shares be represented at the Meeting. If you are unable to be present in person, you are respectfully requested to vote, sign and date a proxy and return it as promptly as possible. No postage is required if mailed in the United States.
INDEPENDENT PUBLIC ACCOUNTANTS
     A representative of Deloitte Touche Tohmatsu CPA Ltd. is expected to attend the meeting and will have the opportunity to make a statement if he so desires. This representative is expected to be available to respond to appropriate shareholder questions at that time.
ANNUAL REPORT
     Our annual report to shareholders concerning our operations during the fiscal year ended December 31, 2007, including the audited financial statements, will be distributed to the record holders on our Mailing Date. The annual report is not incorporated in this proxy statement and is not to be considered a part of the soliciting material.

SHAREHOLDER PROPOSALS
     The Annual Meeting of Shareholders for the fiscal year ending December 31, 2008 is expected to be held in December 2009. Any Shareholder proposal intended to be included in the Company’s Proxy Statement and form of proxy for presentation at the 2009 Annual Meeting of Shareholders (the “2009 Meeting”) pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, as amended, must be received by the Company not later than June 30, 2009. As to any proposals submitted for presentation at the 2008 Meeting outside the process of Rule 14a-8, the proxies named in the form of proxy for the 2009 Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before June 30, 2009.

By Order of the Board of Directors
Maggie, Qiu Ping Company Secretary
Hong Kong,
October 17, 2008